BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Fuel Systems Inc. (formerly known as Westport Innovations Inc.; “Westport Fuel Systems”, the “Company”, “we”, “us”, “our”) is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2016. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the U.S. dollar. This MD&A is dated as of March 31, 2017.

 Additional information relating to Westport Fuel Systems, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the orders or demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, availability of funding and funding requirements, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to revenue growth, operating results, liquidity, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, price differential between natural gas and liquefied petroleum gas, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by applicable legislation.

The forward looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW AND GENERAL DEVELOPMENTS

Fuel Systems Solutions, Inc. ("Fuel Systems") and Westport Innovations Inc. ("Westport"), two companies with a strong foundation of innovation and technology leadership in the alternative fuels space were both key players in the development of the global market for gaseous fueled engines and vehicles for transportation and industrial applications. The merger of these two leaders in June 2016 has created Westport Fuel Systems, a premier global company for the engineering, manufacturing, and supply of alternative fuel systems and components.

Our new corporate vision - “Driving Innovation to Power a Cleaner Tomorrow” - encompasses our mandate to deliver best-in-class alternative fuel engines, fuel systems, and components. Global trends in greenhouse gas emission reduction regulations and increasingly stringent urban air quality requirements further solidifies our strategy to develop technology solutions and commercialize products that original equipment manufacturers ("OEMs") will need to meet demanding regulatory frameworks. With a broad range of alternative fuel capabilities in liquefied petroleum gas ("LPG"), compressed natural gas ("CNG"), liquefied natural gas ("LNG"), renewable natural gas ("RNG"), and hydrogen and our innovative proprietary technologies, Westport Fuel Systems is well positioned in key on-road, industrial, and high horsepower market segments.

Our Automotive and Industrial businesses are the solid foundation of our market leadership position and source of competitive advantage. We have been able to realize synergies through a post-merger strategic assessment of our entire portfolio with emphasis on streamlining our operating lines as well as our product and brand portfolios. The outcome of this work has been a more focused portfolio with capital and resources targeted to the businesses that will drive long-term profitability.

In the Automotive segment, we are leveraging our increased scale, customer base, and global sales and distribution networks to continue growing market share; a strategy we believe will lead to a stronger financial position. In addition to our significant operational competency in well-established automotive and industrial markets, our investment in new technologies is expected to drive future growth. Westport Fuel Systems has a track record of innovation, specialized engineering capabilities, and a deep patent portfolio resulting in a strong intellectual property position. We are on track to ship the first commercial Westport High Pressure Direct Injection 2.0 (Westport™ HPDI 2.0) components to our European OEM launch partner in 2017. Our fully integrated Westport™ HPDI 2.0 system matches the “diesel-like” power, torque, and fuel economy benefits of a true compression ignition engine powered by natural gas, with reduced greenhouse gas emissions, and the capability to run entirely on renewable fuels.

Westport Fuel Systems has a compelling value proposition. We offer technology solutions for global environmental challenges, we occupy a premier technology leadership position, and we have a range of brands and products for diverse applications and markets. Our team has the specialized technical knowledge and engineering talent that can conceive, prototype, demonstrate, and commercialize the next generation of gaseous fueled technologies with our OEM partners. Our operationally focused leadership team has deep expertise in successful organizational restructuring, customer satisfaction, and financial discipline. We are building a sustainable, profitable company that delivers value to customers, shareholders, employees, and the environment.

During 2016, the end markets for our Automotive business continued to be challenging as a result of low oil prices. However, we did see encouraging signs of growth in the fourth quarter of 2016, with our revenue increased by 5% sequentially over the third quarter, and these continued into the early part of 2017. Overall we have seen some market consolidations among suppliers, and we have added market share in some markets as weaker players exit the industry. Importantly, our Automotive and Industrial divisions were profitable in both the third and fourth quarters of 2016.

LIQUIDITY AND GOING CONCERN

In August 2014, the FASB issued ASU 2014‑15, Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. Under the new standard, management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued. This standard was adopted by the Company at December 31, 2016.

The Company's financial statements have been prepared on the basis that the Company will continue as a going concern. At December 31, 2016, the Company's cash and cash equivalents were $60.1 million and its long-term debt was $79.0 million, of which $48.1 million matures in 2017. The Company incurred significant recurring losses and negative cash flows from operating activities during 2016, 2015 and 2014, and anticipates incurring additional losses and cash outflows through 2017, largely due to the start up of production and commercial distribution of HPDI in the fourth quarter of 2017.

Principal conditions or events that require management's consideration

The factors which raise substantial doubt as to the Company’s ability to continue as a going concern are as follows:

(a)Forecast operating and capital investment requirements

After the merger with Fuel Systems and given the low oil price environment experienced in most of 2015 and 2016, the Company has been rationalizing its operations to achieve the necessary synergies required in order to become cash flow positive from operations. The Company expects to generate positive cash flows from operations throughout its business in 2017 and beyond except for its Technology Investments segment where the Company expects significant costs for final development, testing and capital expenditures on its HPDI program with a major OEM in fiscal 2017. Overall, the Company forecasts negative cash flows from operating activities in 2017.

(b)    Maturing Debt

Significant debt maturing in 2017 is the CDN$55.0 million Debentures ("Debentures") maturing on September 15, 2017. This debt is classified as current liabilities on the consolidated balance sheet as at December 31, 2016. Details of this loan can be found in note 15(a) to the consolidated financial statements.

Management's plans

Management considered the following factors and management’s plans to alleviate or mitigate substantial doubt:
(a)    Asset sales

In conjunction with its rationalization and synergy program, the Company has a number of initiatives to simplify the number of businesses that the Company will focus on. As a result, the Company has identified a number of non-core assets that it has or would make available for sale, subject to appropriate terms and conditions in the circumstances. The Company has been active in discussions with interested parties and two of these initiatives are in the final stages of negotiation. The Company expects final binding agreements to be signed in April 2017 and closing to occur shortly thereafter. These two non-core assets sales are expected to contribute significant proceeds to the Company and would be used to fund the forecasted operating and capital investment requirements for HPDI commercialization.
The Company continues to examine other assets to determine whether it is in the best interest of the Company to monetize these assets in the next year or continue to hold and invest in these assets. The Company’s decisions with respect to these assets may depend on its ability to raise additional financings as discussed below. The Company's Board of Directors has approved a sales process and timeline for the sale of certain assets in the event that the financing is not obtained when required.

(b) Maturing Debt

The holders of the CDN$55.0 million Debentures have the option to extend, a maximum of six times, the maturity date for an additional period of six months each time (i.e. if all extensions made, an additional three years) provided that greater than CDN$10.0 million of the aggregate principal amount of the Debentures remains outstanding. At the date of these financial statements, the Debenture holders have not elected to extend and have until August 1, 2017 to do so.

The Company has engaged financial advisors to assist with alternative sources of funding. As of the date of these financial statements, the Company has held discussions and received interest including draft term sheets from potential lenders that would allow the Company to refinance a portion of the Debentures. In addition, the Company has initiated discussions with a representative of the Debenture holders on extending or replacing the Debentures with new financing. While there can be no assurance that the Company will be able to borrow on terms that are acceptable to the Company, management believes that it is probable that new loan(s) to refinance a portion of the Debentures, either with the Debenture holders or new lenders, will be entered into on a timely basis.

Management's assessment and conclusion

Management is confident that the cash on hand at December 31, 2016 of $60.1 million, the estimated proceeds from the sales of non-core assets and the estimated proceeds from financing as discussed above will provide the cash flow necessary to fund operations over the next year to March 31, 2018 and as a result, Management has determined that substantial doubt has been alleviated by Management’s plans at a probable level of assurance. Management cautions the readers that there is no absolute assurance that the Company will be able to conclude all of the non-core assets sales and raise the financing necessary, under satisfactory terms and conditions, to continue as a going concern. If the Company was not to continue as a going concern, significant adjustments may be required to the carrying value of its assets and liabilities in the accompanying consolidated financial statements and the adjustments could be material.
MERGER INTEGRATION

The process of the merger integration is underway, and significant achievements have been made to integrate the two businesses. Items to highlight are as follows:

•
The executive team is in place with Nancy Gougarty, CEO, Ashoka Achuthan, CFO, Andrea Alghisi, COO of the Automotive and Industrial divisions, Thom Rippon, CTO and EVP, Innovation Group and Jack Keaton, EVP, Innovation Group.

•
Facility integration and closures commenced and will continue as management assesses the various business lines and manufacturing facilities. Facilities in Argentina, China, the U.S. (New York, Plymouth, Sterling Heights and Union City) and Vancouver, Canada were either closed, sold, merged or in the case of Vancouver, a decision was made not to relocate into the new office space. An $11.8 million restructuring charge for these facility closures was recorded. The annual savings and costs avoided as a result of closed or vacant facilities are approximately $4.3 million annually (Note 14 "Restructuring" of our annual consolidated financial statements).

•
The closure of the New York office and the merger of two public companies to one public company was completed by September 30, 2016. This will result in savings in Board of Director fees, audit fees, insurance fees, listing fees, and personnel expenses. The annual savings are forecasted to be $4.4 million per year, excluding $0.5 million of rent, which is captured above.

•	The US Automotive business of Fuel Systems was merged into Westport Fuel Systems Dallas during the quarter ended September 30, 2016.

•
Reductions in workforce in the Corporate and Technology Investments group in Vancouver are forecasted to be annual savings of $2.5 million. A $4.0 million restructuring charge resulted from this reduction in workforce.

•
Our post merger integration task forces continue to review the business and operations to determine other synergies and efficiencies. Additionally, these task forces are capturing and consolidating restructuring actions of Westport and Fuel Systems that were underway at the time of the merger. Approximately $19 million in annual savings have been achieved to date. Total annual savings and merger synergies of $30 million are on track and expected to be achieved by 2018.

•
Inventory and accounts receivable have been reduced by $32.1 million from the second quarter of 2016 (first consolidated quarter of Westport Fuel Systems) to the fourth quarter of 2016. Working capital management will continue to be a top priority of the Company.

HPDI

Westport’s next generation of HPDI technology, Westport™ HPDI 2.0 will provide heavy duty vehicle and engine OEMs with a vertically integrated natural gas solution with competitive price and comparable performance, and fuel economy. Earlier generation natural gas engines for heavy duty trucks use spark ignition to initiate natural gas combustion, which reduces the high torque and fuel efficiency that is the hallmark of current diesel engines. Spark ignition uses a lower compression ratio and develops higher exhaust temperatures than the diesel engine upon which it is based, thereby requiring extensive changes of both internal and external engine components and, in most cases, changes to the vehicle’s powertrain and cooling systems.

Like a diesel engine, Westport™ HPDI 2.0 system uses compression ignition to initiate combustion. Our fully integrated Westport™ HPDI 2.0 system matches the power, torque, and fuel economy and thermal characteristics of the base diesel engine, with minimal change to engine components. It is the only natural gas engine technology that can achieve thermal efficiency within 1% of current generation high efficiency heavy duty diesel engines, with inherently low methane emissions.

Westport™ HPDI 2.0 system components are designed to integrate easily with modern, highly efficient diesel base engines, and have been developed and validated to meet the quality and durability standards required for heavy duty long haul trucks.

A key component of the Westport™ HPDI 2.0 system is a new family of high pressure fuel injectors, co-developed with Delphi Automotive PLC, that is designed to provide better cost, smaller size and improved packaging compared to prior generation Westport™ HPDI injector designs. Westport’s cryogenic technologies enable the use of LNG for fuel storage on the vehicle, which results in smaller and lighter fuel tanks compared to CNG fuel storage systems. The Westport™ HPDI 2.0 system includes new LNG fuel tanks and pumps that have been completely redesigned for reduced cost, improved quality and much higher durability than earlier generation LNG tank systems.

A critical issue facing heavy duty truck OEMs is increasing pressure to reduce greenhouse gas emissions from their vehicles. In the U.S., the Environmental Protection Agency (“EPA”) and NHTSA jointly introduced new Greenhouse Gas and Fuel Efficiency Standards in August 2016. These new Standards require heavy duty truck OEMs to reduce the average greenhouse gas emissions from the trucks they sell by 25% from the current level by 2027. Similar standards are under consideration in other jurisdictions, including the European Union.

The Westport™ HPDI 2.0 system reduces greenhouse gas emissions compared to the equivalent diesel engine by approximately 20% on a tank-to-wheels basis when using geologic natural gas. The system is also capable of using 100% renewable fuels, such as methane from landfill sites or municipal wastewater treatment sources, as well as a renewable diesel pilot fuel. When using these fuels, greenhouse gas emissions can be reduced by 80% or more compared to the equivalent diesel engine.

OEMs have a choice from many technologies, including more efficient tires, intelligent transmissions, waste heat recovery and improved aerodynamics, all of which can contribute to the reduction of greenhouse gas emissions. But none of these technologies provides a 20%, or higher, reduction in greenhouse gases in a single step. The Company believes that our HPDI system will provide OEMs with an attractive option for their greenhouse gas reduction requirements.

High-horsepower applications (16 litre or greater) including locomotives, mine-haul trucks, and marine vessels face similar regulatory pressure to reduce greenhouse gas emissions. These demanding engine applications consume large amounts of fuel and often operate in jurisdictions where LNG offers a significant cost advantage over diesel, thereby also providing more favourable economics for the use of natural gas. Westport Fuel Systems’ proprietary technologies for fuel storage and delivery such as the P200 cryogenic pump for high-volume applications like locomotive tenders and mine-haul trucks is an example of our innovation in natural gas fuel supply expertise.

Our first Westport™ HPDI 2.0 customer, a European heavy duty truck OEM, will launch the first application of this technology into their heavy duty truck line in late 2017, with series production to start in early 2018. Product development for this program is now essentially complete, and we are currently engaged in the final validation of manufacturing processes and field testing with selected truck fleets.

The principle focus of the operating business units are summarized below:

Operating Business Units

As a result of the merger with Fuel Systems, we analyzed our operating segments and the principal focus of the operating business units are summarized below:

Automotive Business Segment (previously branded as Westport Operations)

The Westport Fuel Systems Automotive segment designs, manufactures and sells CNG and LPG components and systems for passenger cars, light-duty trucks and medium-duty vehicles including OEM, delayed OEM (“DOEM”) and Aftermarket segments. The portfolio of products includes pressure regulators, injectors, electronic control units, valves and filters, in addition to complete bi-fuel, mono-fuel and dual-fuel LPG and CNG conversion kits.

The Automotive segment also designs, manufactures, and sells a wide range of CNG compressors and refueling systems, from BRC FuelMaker home appliance for individuals or small fleets, to complete refueling stations branded CUBOGAS.

We serve more than 70 countries with a strong customer base in Europe, the Americas, Asia, and a growing presence in Africa. Products are either sold directly to the OEM or through a local distributor. We supply a large number of global OEMs including Volkswagen, Tata, GAZ, FCA, General Motors, Ford, Maruti Suzuki, Honda, Volvo Car, Hyundai, and Kia as well as Aftermarket distributors and customers.

Industrial Business Segment

The Westport Fuel Systems Industrial division designs and manufactures alternative fuel components and systems for off-road mobile and stationary equipment, and heavy-duty on-road vehicles as well as the development of complete emissions certified and non-certified engines for forklifts and other industrial equipment. In addition, our auxiliary power unit (“APU”) products for Class 8 diesel trucks and locomotives offer significant environmental benefits and cost of operation savings by reducing or displacing diesel fuel usage while these engines idle. Fuel system components and systems are primarily sold under the IMPCO, Beam-Garretson, and GFI brands, engines under the Westport Power brand and APU’s under the ComfortPro brand.

Engines in forklifts, aerial platforms, sweepers, turf equipment, power generators and other industrial equipment have long been workhorses of developed countries and comprise a significant portion of our global business. With key jurisdictions seeking a broader consensus on the regulation of emission sources in an attempt to further reduce air pollution, many countries have legislated, and we believe will continue to legislate, emission standards for this type of equipment.

Our industrial brands focus on serving the market with fuel systems, services and emission certified engine packages. With the imposition of new emissions regulations, OEMs will require advanced technologies that permit the use of gaseous fuels in order to satisfy not only new regulations but also their customers’ requirements for durability, performance and reliability.

All of our products are designed, tested and validated in accordance with our own internal requirements, as well as tested and certified with major regulatory and safety agencies throughout the world, including Underwriters Laboratories in North America, TÜV in Europe, and the EPA and the California Air Resources Board (“CARB”) in the U.S..

Corporate and Technology Investments Segment

The Corporate and Technology Investments segment is responsible for current and advanced research and development programs, corporate oversight, and general administrative duties. Examples of our leading technologies include fully integrated combustion solutions, fuel injectors, and fuel storage and delivery solutions including cryogenics. The corporate oversight and general administrative functions for the Company are grouped under this unit.

Westport’s next generation of HPDI technology, Westport™ HPDI 2.0 will provide global vehicle and engine OEMs with a vertically integrated natural gas solution with attractive price, performance, and fuel economy. Developed to OEM quality standards, Westport™ HPDI 2.0 system components are manufactured in partner facilities, offer ready integration into OEM operations globally. A key component of the Westport™ HPDI 2.0 system is a brand new family of high pressure fuel injectors, co-developed with Delphi, designed to provide better cost, smaller size and improved packaging compared to prior generation Westport™ HPDI injector designs. Westport and Delphi have entered into a joint development agreement which will combine our intellectual property and engineering strengths to co-develop and manufacture high-pressure natural gas fuel injectors designed for multiple engine OEMs. The family of injectors are developed with core components of Westport's HPDI 2.0 fuel system.

Cummins Westport Inc. Joint Venture

CWI, our 50:50 joint venture with Cummins, Inc. ("Cummins"), serves the medium and heavy-duty on highway engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. CWI is the leading supplier of natural gas engines to the North American medium- and heavy-duty truck and transit bus industries.

All CWI natural gas engines are dedicated 100% natural gas engines. The fuel for CWI engines can be carried in tanks on the vehicle as CNG or LNG. All engines are also capable of operating on up to 100% RNG.

CWI is a Delaware corporation owned 50% by Westport Power Inc. ("WPI"), a wholly-owned subsidiary of Westport Fuel Systems, and 50% by Cummins. The board of directors of CWI is comprised of three representatives from each of Westport Fuel Systems and Cummins. On February 19, 2012, Westport Fuel Systems, Cummins and CWI entered into a Second Amended and Restated Joint Venture Agreement (the "Amended JVA") governing the operations of CWI which amended the focus of CWI's future product development investments to North American markets, including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins' North American plants.

The purpose of the joint venture is to engage in the business of selling, marketing and developing spark-ignited natural gas or propane engines for on-highway use. CWI utilizes Cummins' supply chain, back office systems and distribution and sales networks. The joint venture term is scheduled to end on December 31, 2021.

Weichai Westport Inc. Joint Venture

Weichai Westport inc. ("WWI") is a joint venture between Westport, Weichai Holding Group Co. Ltd. ("Weichai") and Hong Kong Peterson (CNG) Equipment Ltd. focusing on the Chinese market. WWI develops, manufactures and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally. On April 20, 2016, the Company sold a portion of its economic interest in WWI to Cartesian Capital Group ("Cartesian"), a related party, for an upfront payment of $6.3 million plus a potential future payment based on Cartesian's return on investment. A loss on sale of investment of $5.2 million was recognized in the quarter ended June 30, 2016. On August 20, 2016, the Company sold a portion of the investment to Weichai Power Co., Ltd and Weichai for $7.4 million and recognized a gain on sale of $2.7 million. In addition, the Company received a dividend of $3.2 million from WWI net of withholding taxes. Commencing April 20, 2016, the Company no longer has the ability to exercise significant influence over the joint venture and, therefore, with effect from that date accounts for its interest by the cost method.

Adjustment to Financial Information

The Company has adopted a change in accounting policy for warranties as adopted by the Company's joint venture, CWI. All comparative numbers have been adjusted to reflect the new policy. See Income from investments sections in this MD&A or note 8(a) in the consolidated financial statements for additional details.

SELECTED ANNUAL FINANCIAL INFORMATION

The following table sets forth a summary of our financial results for 2016, 2015 and 2014. The 2016 results include seven months results from Fuel Systems as a result of the merger. As reflected in the consolidated financial statements note 8(a), the net losses in 2015 and 2014 have been adjusted for a change in accounting policy at CWI.

Selected Consolidated Statements of Operations Data

	Years ended December 31,
	2016	2015	2014
		(Adjusted)	(Adjusted)
(expressed in millions of United States dollars, except for per share amounts and shares outstanding)
Total revenue (1)	$224.9	$103.3	$130.6
Gross margin (2)	48.3	18.1	29.6
GM %	21.5%	17.5%	22.7%
Net loss (3)	(97.6)	(99.2)	(148.0)
Net loss per share – basic and diluted (3)	(1.07)	(1.55)	(2.34)
Weighted average shares outstanding	91,028,504	64,109,703	63,130,022

(1)	2016 revenue includes sales from Fuel Systems' business for the seven-month period since the June 1, 2016 merger.

(2)
Gross margin is calculated as revenue less cost of product revenue. The Company has modified current and prior years' gross margin to include manufacturing depreciation in cost of sales, which is the presentation historically adopted by Fuel Systems, that the Company has elected to adopt for the entire group.

(3)
Included in the year ended December 31, 2016 is a bargain purchase gain of $35.8 million related to the acquisition of Fuel Systems. The net losses for 2015 and 2014 have been adjusted to reflect the change in accounting policy adopted by CWI. See income from investments sections in this MD&A or note 8(a) in the consolidated financial statements for additional details on the change in accounting policy.

The following table sets forth a summary of our financial position as at December 31, 2016 and December 31, 2015:

Selected Balance Sheet Data

	December 31, 2016	December 31, 2015
		(Adjusted)
(expressed in millions of United States dollars)
Cash and short-term investments	$60.9	$27.8
Total assets	331.5	213.7
Long-term debt, including current portion	79.0	62.5
Long-term royalty payable, including current portion	21.6	—
Total liabilities	246.0	142.1
Shareholders' equity	85.4	71.6

SELECTED ANNUAL FINANCIAL INFORMATION (continued):

The following table sets forth a summary of the financial results of CWI for 2016, 2015 and 2014.

Selected CWI Statements of Operations Data

	Years ended December 31,
	2016	2015	2014
		(Adjusted)	(Adjusted)
(expressed in millions of United States dollars)
Total revenue	$276.5	$331.9	$337.2
Gross margin	77.1	101.4	71.7
GM %	27.9%	30.6%	21.3%
Net income before income taxes	16.7	48.1	26.2
Net income attributable to the Company	5.6	16.3	9.8

RESULTS FROM OPERATIONS

The following tables summarize results by segment for 2016, 2015 and 2014.

Items Affecting Comparability of Results

The year ended December 31, 2016 includes seven months of Fuel Systems' results and this is reported in the "Automotive - Fuel Systems" and "Industrial" segments in the tables below. In addition, WWI results are only included in total segment revenue for the three months ended March 31, 2016, as WWI has no longer been considered an operating segment in subsequent periods due to the Company's reduced interest pursuant to a sale to the Cartesian Capital Group ("Cartesian").

The Company’s 2015 income statement does not include any Fuel Systems results. However, where meaningful, information for Fuel Systems for the prior year has been provided for comparison purposes.

Revenue 2016/2015
Total consolidated revenues increased $121.6 million, or 118% from $103.3 million in 2015 to $224.9 million in 2016.

The following table summarizes revenues by segment for the year ended December 31, 2016 compared to the year ended December 31, 2015:

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2016	2015	$	%
Automotive - Westport	$86.9	$100.1	$(13.2)	(13)%
Automotive - Fuel Systems	78.2	N/A	78.2	N/A
Total Automotive	165.1	100.1	65.0	65%
Industrial - Fuel Systems	54.7	N/A	54.7	N/A
Corporate and Technology Investments	5.1	3.2	1.9	59%
CWI	276.5	331.9	(55.4)	(17)%
WWI	29.9	186.0	(156.1)	(84)%
Total segment revenues	$531.3	$621.2	$(89.9)	(14)%
Less: Equity investees' revenues	306.4	517.9	(211.5)	(41)%
Total consolidated revenues	$224.9	$103.3	$121.6	118%

Automotive revenue for the year ended December 31, 2016 was $165.1 million compared to $100.1 million for 2015. Total revenue includes sales from Fuel Systems' business for the seven-month period since the June 1, 2016 acquisition. Excluding the acquisition, Westport's automotive revenue declined 13% in 2016 compared to 2015. Approximately, 2% of this decrease is due to the decline in the Euro against the U.S. dollar. The remaining decrease is due to softness in the end markets of Europe, Argentina and the United States as a result of low oil prices and other factors impacting local economies.

Fuel Systems' Automotive revenue for the seven months period since the acquisition through to December 31, 2016 was $78.2 million compared to $100.1 million for the same seven months period from 2015. Sales in Europe and Argentina have been impacted by lower exchange rates and softer end markets resulting from the decline in oil prices. Sales in the final quarter of 2016 were the strongest of the year as some stability returned to oil prices in the latter half of the year.

Industrial revenue for the year ended December 31, 2016 was $54.7 million. This revenue is entirely from the Fuel Systems' business for the period since the June 1, 2016 acquisition and compares to $54.9 million for the seven months from the prior year.

Corporate and Technology Investments revenue for the year ended December 31, 2016 increased $1.9 million, or 59% from $3.2 million to $5.1 million. The increase is primarily driven by revenue generated through new OEM partnerships related to the Company's HPDI technology. The Company met several key milestones in relation to HPDI during 2016 with OEM partners.

CWI revenue for the year ended December 31, 2016 decreased $55.4 million, or 17% from $331.9 million to $276.5 million. CWI product revenue for the year ended December 31, 2016 decreased $68.8 million, or 25%, to $205.2 million on sales of 7,232 units compared to $274.0 million and 9,940 units for the year ended December 31, 2015, which was primarily attributed to weak market demand caused by sustained lower oil prices and competition with higher efficiency diesel engines. CWI parts revenue for the year ended December 31, 2016 was $71.2 million compared with $57.8 million for the year ended December 31, 2015 which was primarily attributed to a higher engine population in service.

Revenues 2015/2014
Total segment revenues decreased $465.1 million, or 43% from $1,086.3 million in 2014 to $621.2 million in 2015.

The following table summarizes total revenue by segment for the years ended December 31, 2015 compared to the year ended December 31, 2014:

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2015	2014	$	%
Automotive - Westport	$100.1	$127.0	$(26.9)	(21)%
Corporate and Technology Investments	3.2	3.6	(0.4)	(11)%
CWI	331.9	337.2	(5.3)	(2)%
WWI	186.0	618.5	(432.5)	(70)%
Total segment revenues	$621.2	$1,086.3	$(465.1)	(43)%
Less: Equity investees' revenues	517.9	955.7	(437.8)	(46)%
Total consolidated revenues	$103.3	$130.6	$(27.3)	(21)%

Automotive - Westport revenue for the year ended December 31, 2015 decreased $26.9 million, or 21% from $127.0 million to $100.1 million. Automotive - Westport was impacted significantly by the decline in the price of oil and the strengthening of the US dollar. Revenue from European operations for the year ended December 31, 2015, including the Prins Autogassystemen Holding B.V. ("Prins") acquisition increased by €6.2 million, while revenue from North American operations decreased by approximately $17.1 million. The decrease in revenue from North American operations was driven by decreases in Westport's Ford qualified vehicle modifier ("QVM") business, decreased sales of Westport iCEPACK, and a decrease in engineering service contracts. A further decrease of approximately $12.0 million in revenue was driven by unfavourable impacts of foreign currency translation from the Euro to the US dollar equivalent.

Corporate and Technology Investments revenue for the year ended December 31, 2015 decreased $0.4 million or 11% from $3.6 million to $3.2 million. The decrease is primarily driven by unfavourable impacts of foreign currency translation from the Canadian to the US dollar equivalent.

CWI revenue for the year ended December 31, 2015 decreased $5.3 million, or 2% from $337.2 million to $331.9 million. CWI product revenue for the year ended December 31, 2015 decreased $9.6 million, or 3%, to $274.0 million on sales of 9,940 units compared to $283.6 million and 10,512 units for the year ended December 31, 2014, which was primarily attributed to the decline of the price of oil and other macroeconomic conditions. CWI parts revenue for the year ended December 31, 2015 was $57.8 million compared with $53.7 million for the year ended December 31, 2014 which was primarily attributed to the increase of natural gas engine population in service.

WWI revenue for the year ended December 31, 2015 decreased $432.5 million, or 70%, from $618.5 million to $186.0 million. WWI shipped 15,956 units in 2015 compared with 51,006 units for the year ended December 31, 2014. Westport’s WWI results were in-line with general market conditions in China and in-line with diesel truck sales. Truck demand remains subdued, as demonstrated by the decrease of recent monthly commercial vehicle sales in China year-over-year, according to China Association of Automotive Manufacturers ("CAAM").

Gross Margin 2016/2015
Total consolidated gross margin increased $30.2 million, or 167% from $18.1 million in 2015 to $48.3 million in 2016.

The following table presents gross margin by segment for 2016 compared to 2015:

(expressed in millions of U.S. dollars)

	Year ended		Year ended
	December 31,	% of	December 31,	% of	Change
	2016	Revenue	2015	Revenue	$	%
			(Adjusted) (1)
Automotive - Westport	$14.5	16.7%	$14.9	14.9%	$(0.4)	(3)%
Automotive - Fuel Systems	15.3	19.6%	N/A	N/A	15.3	N/A
Total Automotive	29.8	18.0%	14.9	14.9%	14.9	100%
Industrial	14.4	26.3%	N/A	N/A	14.4	N/A
Corporate and Technology Investments	4.1	80.4%	3.2	100.0%	0.9	28%
CWI	77.1	27.9%	101.4	30.6%	(24.3)	(24)%
WWI	3.0	10.0%	21.4	11.5%	(18.4)	(86)%
Total segment gross margin	$128.4	24.2%	$140.9	22.7%	$(12.5)	(9)%
Less: equity investees' gross margin	80.1	26.1%	122.8	23.7%	(42.7)	(35)%
Total consolidated gross margin	$48.3	21.5%	$18.1	17.5%	$30.2	167%

(1) The net losses for 2015 have been adjusted to reflect the change in accounting policy adopted by CWI. See income from investments sections in this MD&A or note 8(a) in the consolidated financial statements for additional details on the change in accounting policy.

Automotive - gross margin increased $14.9 million to $29.8 million,or 18.0% of revenue, for the year ended December 31, 2016 compared to $14.9 million or 14.9% of revenue for the year ended December 31, 2015. The increase in gross margin was a result of the merger with Fuel Systems. Excluding the merger and the decrease in 2016 inventory obsolescence provision compared to 2015, Automotive gross margin would have decreased by $3.6 million. The decrease is due to a 13% decrease in revenue and changes in product mix in our European businesses.

Fuel Systems' gross margin includes $1.4 million for amortization of the inventory fair value adjustment recorded on acquisition. Excluding this adjustment, the gross margin and gross margin percentage would have been $16.7 million and 21%, respectively compared to $19.5 million and 19.5% for the seven months from the prior year. The increase in the gross margin percentage was the result of direct material cost reduction activities, restructuring of the US automotive business and lower warranty charges.

Industrial gross margin is entirely from the Fuel Systems' business for the period since the June 1, 2016 acquisition and includes $1.2 million for amortization of the inventory fair value adjustment recorded on acquisition. Excluding this adjustment, the gross margin and gross margin percentage would have been $15.6 million and 29%, respectively, compared to $15.1 million and 28% for the seven months from the prior year.

CWI gross margin decreased $24.3 million to $77.1 million, or 27.9% of revenue for the year ended December 31, 2016, compared to $101.4 million or 30.6% of revenue, for the year ended December 31, 2015 as a result of a 27% decrease in engines sold during the period.

Gross Margin 2015/2014
Total consolidated gross margin decreased $11.5 million or 39% from $29.6 million in 2014 to $18.1 million in 2015.

The following table presents gross margin by segment for 2015 compared to 2014:

(expressed in millions of U.S. dollars)

	Year Ended		Year Ended
	December 31,	% of	December 31,	% of	Change
	2015	Revenue	2014	Revenue	$	%
	(Adjusted) (1)	(Adjusted) (1)	(Adjusted) (1)	(Adjusted)	(Adjusted) (1)	(Adjusted)
Automotive - Westport	$14.9	14.9%	$26.0	20.5%	$(11.1)	(43)%
Corporate and Technology Investments	3.2	100.0%	3.6	100.0%	(0.4)	(11)%
CWI	101.4	30.6%	71.7	21.3%	29.7	41%
WWI	21.4	11.5%	52.5	8.5%	(31.1)	(59)%
Total segment gross margin	$140.9	22.7%	$153.8	14.2%	$(12.9)	(8)%
Less: equity investees' gross margin	122.8	23.7%	124.2	13.0%	(1.4)	(1)%
Total consolidated gross margin	$18.1	17.5%	$29.6	22.7%	$(11.5)	(39)%

(1) The net losses for 2015 and 2014 have been adjusted to reflect the change in accounting policy adopted by CWI. See Income from investments sections in this MD&A or note 8(a) in the consolidated financial statements for additional details on the change in accounting policy.

Automotive - Westport gross margin decreased $11.1 million to $14.9 million, or 14.9% of revenue, for the year ended December 31, 2015 compared to $26.0 million, or 20.5% of revenue for the year ended December 31, 2014. The decrease in gross margin percentage is due to inventory obsolescence charges of $8.7 million in 2015 compared to $2.1 million in the prior year. Adjusted gross margin would have been 23.6% of revenue without the obsolescence, compared to 22.1% in the prior year. Gross margin also decreased due to lower revenue and changes in product mix.

CWI gross margin increased $29.7 million to $101.4 million, or 30.6% of revenue from $71.7 million or 21.3% of revenue for the year ended December 31, 2015. The increase in CWI gross margin percentage was due primarily to a favourable decrease in net warranty adjustments and net extended coverage claims compared to the year ended December 31, 2014. Reliability of the ISL G engine has continued to improve as a result of hardware and calibration changes. See Income from investments sections in this MD&A or note 8(a) in the consolidated financial statements for additional details on the change in accounting policy.

WWI gross margin decreased $31.1 million to $21.4 million, from $52.5 million. The decrease in gross margin relates to a decrease in the number of engines sold. Gross margin as a percentage of revenue increased from 8.5% to 11.5% as a result of changes in product mix and product pricing.

Research and Development Expenses 2016/2015
The following table presents details of research and development (“R&D”) expense by segment for 2016 compared to 2015:

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2016	2015	$	%
Automotive - Westport	$9.7	$13.6	$(3.9)	(29)%
Automotive - Fuel Systems	5.7	N/A	5.7	N/A
Total Automotive	15.4	13.6	1.8	13%
Industrial - Fuel Systems	4.1	N/A	4.1	N/A
Corporate and Technology Investments	39.9	39.2	0.7	2%
Total research and development	$59.4	$52.8	$6.6	13%

Automotive Total Automotive R&D expenses for the year ended December 31, 2016 increased by $1.8 million primarily due to the R&D costs associated with Fuel Systems, offset by lower R&D costs of Westport. The Westport R&D expense decreased $3.9 million as a result of closing the Australia research facility in June 2016, reductions in program expenses, decreased headcount, and favorable impacts of foreign currency translation from the Euro and the Canadian to the US dollar equivalent. Automotive Fuel Systems R&D expenses decreased $1.3 million. Fuel Systems' Automotive R&D expense for the seven months ended December 31, 2016 was $5.7 million, compared to $7.0 million for the seven months from the prior year, a decrease of $1.3 million, due to restructuring and reduction in workforce at the US Automotive business.

Industrial R&D expenses for the seven months since the Fuel Systems' acquisition during the year ended December 31, 2016 were $4.1 million compared to $4.0 million for the seven months from the prior year.

Corporate and Technology Investments research and development expenses increased $0.7 million from $39.2 million to $39.9 million as the Company prepares for the 2017 commercial launch of HPDI.

Research and Development Expenses 2015/2014
The following table presents details of R&D expense by segment for the year ended December 31, 2015 compared to year ended December 31, 2014:

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2015	2014	$	%
Automotive - Westport	$13.6	$21.3	$(7.7)	(36)%
Corporate and Technology Investments	39.2	55.3	(16.1)	(29)%
Total research and development	$52.8	$76.6	$(23.8)	(31)%

Automotive R&D expenses decreased $7.7 million due to reduction in program expenses, decreased headcount, and favorable impacts of foreign currency translation from the Euro and the Canadian to the US dollar equivalent.

Corporate and Technology Investments R&D expenses decreased $16.1 million from $55.3 million to $39.2 million due to reduction in program expenses, prioritizing of investment programs, decreased headcount and favorable impacts of foreign currency translation from the Canadian to the US dollar equivalent.

Selling, General and Administrative Expenses 2016/2015
The following table presents details of Selling, General and Administrative (“SG&A”) expense by segment for 2016 compared to 2015:

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2016	2015	$	%
Automotive - Westport	$16.3	$18.3	$(2.0)	(11)%
Automotive - Fuel Systems	11.8	N/A	11.8	N/A
Total Automotive	$28.1	$18.3	$9.8	54%
Industrial - Fuel Systems	6.0	N/A	6.0	N/A
Corporate and Technology Investments	35.1	34.4	0.7	2%
Total selling, general and administrative	$69.2	$52.7	$16.5	31%

Automotive SG&A expenses for the year ended December 31, 2016 increased by $9.8 million primarily due to the SG&A expenses from Fuel Systems offset by lower SG&A expense of Westport. Westport SG&A expenses decreased $2.0 million due to a reduction in workforce. Fuel Systems' Automotive SG&A expenses for the seven months ended December 31, 2016 was $11.8 million compared to $19.1 million for the seven months from the prior year, a decrease of $7.3 million due to restructuring and reduction in workforce of the US Automotive and Argentina businesses.

Industrial SG&A expenses for the seven months ended December 31, 2016 were $6.0 million compared to $6.5 million for the seven months from the prior year.

Corporate and Technology Investments SG&A expenses increased $0.7 million due to an increase of $2.5 million relating to merger transaction costs compared to 2015, offset by lower salary expenses from our restructuring activities.

Selling, General and Administrative Expenses 2015/2014
The following table presents details of SG&A expense by segment for the year ended December 31, 2015 compared to the year ended December 31, 2014:

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2015	2014	$	%
Automotive - Westport	$18.3	$30.5	$(12.2)	(40)%
Corporate and Technology Investments	34.4	35.3	(0.9)	(3)%
Total selling, general and administrative	$52.7	$65.8	$(13.1)	(20)%

Automotive SG&A expenses decreased $12.2 million due to decreased headcount and favorable impacts of foreign currency translation from the Euro and the Canadian to the US dollar equivalent.

Corporate and Technology Investments SG&A expenses decreased $0.9 million due to decreased headcount and favorable impacts of foreign currency translation from the Canadian to the US dollar equivalent. Within 2015 SG&A are costs of $4.5 million related to the merger between the Company and Fuel Systems. Without these merger costs, SG&A would have decreased 15.3% year over year.

Restructuring expenses recognized for the year ended December 31, 2016 were $19.0 million. Beginning in the third quarter of 2016, the Company initiated a series of restructuring activities which include the consolidation of facilities in Argentina, Canada, China and the United States. This resulted in an implementation of a reduction in workforce resulting in employee severance, one-time termination benefits and contract termination costs. Refer to the consolidated financial statements note 14 for additional details.

Foreign exchange gains and losses reflected net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the year ended December 31, 2016, we recognized a net foreign exchange loss of $6.4 million with the decline in the Canadian dollar and Euro relative to the U.S. dollar. A majority of the foreign exchange loss for the year ended December 31, 2016 is unrealized.

For the year ended December 31, 2015, we recognized a net foreign exchange gain of $11.6 million with the movement in the Canadian dollar relative to the U.S. dollar. This compares to a net foreign exchange gain of $3.4 million for the year ended December 31, 2014.

Depreciation and amortization for the year ended December 31, 2016 was $16.0 million compared to $13.7 million for the year ended December 31, 2015 and $18.7 million for the year ended December 31, 2014. The amount included in cost of sales was $4.7 million for the year ended December 31, 2016, $1.9 million for the year ended December 31, 2015 and $3.1 million for the year ended December 31, 2014. The increase in 2016 is due to the acquisition of Fuel Systems and consolidation of property, plant and equipment.

Income from investments primarily relates to our 50% interest in CWI, accounted for by the equity method. Up until the end of the first quarter of 2016, the Company also recorded its 35% interest in WWI using the equity method; however, due to our sale of a portion of our economic interest in WWI on April 20, 2016, we no longer have the ability to exercise significant influence and, therefore, with effect from that date we account for our interest using the cost method. The decrease in income from investments results primarily from lower revenues and gross margins for CWI in the current year compared to the prior year and due to the change in accounting policy described below.

During the fourth quarter of 2016, CWI changed its method for determining its warranty liability to exclude, from the estimated cost to settle claims, the parts margin it expects to earn on parts sold and used to service warranty claims. This change was accounted for as a change in accounting policy and the comparative balances were adjusted on a retrospective basis. The Company's income from investments, accumulated deficit and long-term investments have been adjusted to reflect this change in accounting policy. The effect of the change was to increase the income from investments in 2014 by $1.6 million, decrease the income from investments in 2015 by $0.8 million and decrease the income from investments in 2016 by $4.0 million. Opening accumulated deficit at January 1, 2014 was decreased by $3.2 million.

(expressed in millions of U.S. dollars)

	Years ended December 31,
	2016	2015	2014
		(Adjusted)	(Adjusted)
CWI - 50% interest income (loss)	$5.6	$16.4	$9.8
WWI	0.2	1.0	6.0
Other	—	0.2	0.1
Income from investments accounted for by the equity method	$5.8	$17.6	$15.9

Interest on long-term debt and amortization of discount expense primarily relates to our interest expense on Canadian dollar and Euro denominated debentures.

(expressed in millions of U.S. dollars)

	Years ended December 31,
	2016	2015	2014
Canadian debentures - 9% per annum	$3.7	$3.9	$3.7
Senior financing facilities	0.7	0.9	1.6
Convertible note - 9% per annum	0.9	—	—
Amortization of discount and non-cash interest expense	5.5	0.7	0.5
Total interest on long-term debt	$10.8	$5.5	$5.8

Interest on long-term debt for the year ended December 31, 2016 of $10.8 million is higher compared to the year ended December 31, 2015 due to additional interest accrued on the convertible debt and the Cartesian royalty payable.

Interest on long-term debt for the year ended December 31, 2015 of $5.5 million was lower compared to the year ended December 31, 2014 due to favorable impacts of foreign currency translation from the Euro and the Canadian to the US dollar equivalent.

Bargain purchase gain from acquisition of Fuel Systems was $35.8 million as the fair value of assets acquired and liabilities assumed exceeded the total of the transaction date fair value of consideration paid.

Income tax expense for the year ended December 31, 2016 was $5.0 million compared to an income tax expense of $0.7 million for the year ended December 31, 2015 and an income tax recovery of $0.6 million for year ended December 31, 2014.

The increase for the year ended December 31, 2016 primarily relates to higher distributable earnings from our investment in CWI. The increase in income tax expense for the year ended December 31, 2015 compared to the year ended December 31, 2014 primarily relates to lower distributable earnings from our investment in CWI and a recovery of the deferred income tax liability relating to the intangible and goodwill impairment charges.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the “Forward Looking Statements” and “Basis of Presentation” sections of this MD&A, which discusses forward-looking statements and the “Business Risks and Uncertainties” section of this MD&A and of our AIF.

Key elements to our continuing liquidity are refinancing our debt when it comes due and the sale of non-core assets. While our Automotive and Industrial divisions generate positive cash flows, these cash flows are not sufficient to offset the significant capital investment and research and development expenditures required to support our HPDI production start-up during 2017. The majority of the HPDI investment, both in terms of R&D and capital spend completes in 2017.

At December 31, 2016, the Company's cash and cash equivalents and short term investments were $60.9 million and our long-term debt was $79.0 million, of which $48.1 million matures in 2017. The Company incurred significant recurring losses from operations as well as negative cash flows from operating activities during 2016, 2015 and 2014, and anticipates incurring additional losses and negative cash flows through 2017. See the Business Overview and General Developments section in this MD&A for further discussion on liquidity and going concern.
Asset Sales

During 2016, the Company completed the following significant asset sales:

(i) The Company sold a portion of its economic interest in WWI to Cartesian and to Weichai related companies for $13.7 million. (See note 8(b) "Weichai Westport Inc." of our consolidated financial statements).

(ii) On July 29, 2016, the Company sold its test cell and other assets in Plymouth, Michigan for $12.2 million. A gain of $1.4 million was recorded on the sale.

Further asset sales are expected as we continue to integrate Fuel Systems and align the two businesses.

As at December 31, 2016, our cash, cash equivalents and short-term investment position was $60.9 million, an increase of $33.1 million from $27.8 million at December 31, 2015. Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired. Short-term investments consist of investment grade bankers’ acceptances, term deposits and commercial paper. We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.

The Company has sustained net losses since inception and as at December 31, 2016 has an accumulated deficit of $956.9 million. The Company’s ability to continue as a going concern is dependent on its available cash, its ability to find new sources of financing or raise cash through the sale of assets while in pursuit of operating profitability. There can be no assurance that the Company will be successful in achieving its objectives. Management believes that the cash balances available as of December 31, 2016, proceeds from asset sales, cost cutting measures and its ability to find new sources of financing, provide sufficient funds for the Company to meet its obligations beyond the next 12 months. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.
Cash Flow from Operating Activities. We prepare our statement of cash flows using the indirect method. Under this method, we reconcile net loss to cash flows from operating activities by adjusting net loss for those items that impact net loss but may not result in actual cash receipts or payments during the period. These reconciling items include but are not limited to depreciation and amortization, stock-based compensation expense, unrealized foreign exchange gain, income from investments accounted for by the equity method, provisions for inventory reserves and doubtful accounts, and changes in the consolidated balance sheet for working capital from the beginning to the end of the period.
2016 compared to 2015. In 2016, our net cash flow used in operating activities was $79.6 million, an increase of $10.5 million from the net cash flow used in operating activities in the year ended December 31, 2015. The increase was primarily driven by our increased loss from operations.
Cash Flow from Investing Activities. Our net cash from investing activities consisted primarily of cash acquired from the acquisition of Fuel systems, dividends received from joint ventures and the sale of assets and investments, offset by purchases of property, plant and equipment property (“PP&E”).
2016 compared to 2015. In 2016, our net cash flow received from investing activities was $76.6 million, an increase of $60.2 million. The acquisition of Fuel Systems during the period included $45.3 million of acquired cash which resulted in positive cash flows from investing activities. The sales of the Weichai investment and Plymouth plant asset also returned positive investment cash flows of $13.0 million and $11.7 million, respectively. Dividends received from joint ventures decreased by $7.1 million to $13.4 million, primarily as a result of lower revenue and profits at CWI.
Cash Flow from Financing Activities. 2016 compared to 2015. In 2016, Our net cash flow from financing activities increased compared to 2015 by $34.3 million, due to proceeds from the Cartesian financing: issuance of $17.5 million in the form of convertible debt and $17.5 million in royalties payable. In 2015, our net cash used for financing activities was $2.9 million, because our repayment of operating lines of credit and long term facilities was greater than our infusion of cash from drawing on operating lines of credit.

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$93.2	$93.2	$93.2	$—	$—	$—
Long-term debt, principal (1)	79.0	79.7	48.8	4.4	22.2	4.3
Long-term debt, interest (1)	—	11.7	4.9	3.9	2.7	0.2
Long-term royalty payable (2)	21.6	46.0	1.5	9.6	16.8	18.1
Operating lease commitments	10.8	57.0	9.3	16.8	10.8	20.0
Royalty payments (3)	2.6	3.8	0.1	3.8	—	—
	$207.2	$291.4	$157.8	$38.5	$52.5	$42.6

(1)     For details of our long-term debt, principal and interest, see note 15 of the consolidated financial statements.

(2)     On January 11, 2016, The Company entered into a financing agreement with Cartesian to support the Company's global growth initiatives. The financing agreement immediately provided $17.5 million in cash (the “Tranche 1 Financing”). In consideration for the funds provided to the Company, Cartesian is entitled to royalty payments in respect of the Tranche 1 Financing based on the greater of (i) a percentage of amounts received by the Company on select high pressure direct injection systems and joint venture products in excess of agreed thresholds through 2025 and (ii) stated fixed amounts per annum (referred to as the long-term royalty payable). The carrying value is being accreted to the expected redemption value using the effective interest method, which is approximately 23% per annum.

Throughout the entire term of these financing arrangements, the Company is required to meet certain financial and non-financial covenants.  As of December 31, 2016, the Company is in compliance with all covenants under the financing arrangements.

(3)     The Company is obligated to repay funding received from Industrial Technologies Office ("ITO") in the form of royalties equal to the greater of $1.0 million (CDN $1.4 million) or 0.33% of the Company's gross annual revenue from all sources, including CWI, provided that gross revenue exceeds $10.1 million (CDN$13.5 million) in any aforementioned fiscal year, until the earlier of March 31, 2018 or until cumulative royalties total of $21.0 million (CDN$28.2 million) has been repaid.  As at December 31, 2016, $2.6 million remains accrued in accounts payable and accrued liabilities (December 31, 2015 - $2.4 million). As at December 31, 2016, cumulative royalties of CDN $13.0 million have been paid.

SHARES OUTSTANDING

For the year ended December 31, 2016, the weighted average number of shares used in calculating the loss per share was 91,028,504 . During the year ended December 31, 2016, we granted 684,402 RSUs and PSUs (together the “Share Units”). The Common Shares, share options and Share Units outstanding and exercisable as at the following dates are shown below:

	December 31, 2016		March 30, 2017
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Common Shares outstanding	110,109,092		110,213,277
Share Units
Outstanding (1)(2)	6,664,591	N/A	6,453,457	N/A
Exercisable	1,891,008	N/A	2,288,156	N/A

 (weighted average exercise prices are presented in Canadian dollars)

(1) As at December 31, 2016, excludes 6,740 (March 30, 2017 - 0) of phantom share units, respectively, which when vested, are exercisable in exchange for a cash payment and do not result in the issuance of common shares.

(2) As at December 31, 2016, includes 1,695,000 (March 30, 2017 - 1,670,000) PSUs with payout levels ranging between 0% and 150% upon achieving the required performance criteria over the measurement period. None of these PSUs are currently known to be issuable based on the prior achievement of the required 150% conversion ratio as at the date hereof, however such awards have not yet vested.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our accounting of CWI as variable interest entity, warranty liability, revenue recognition, inventories, and property, equipment, furniture and leasehold improvements. The application of these and other accounting policies are described in Note 3 of our calendar year 2016 annual consolidated financial statements. Actual amounts may vary significantly from estimates used.

Variable Interest Entities
A variable interest entity (“VIE”) is any type of legal structure not controlled by voting equity but rather by contractual and/or other financial arrangements. Interests in VIEs are consolidated by the company that is the primary beneficiary. The Company’s interest in CWI is a VIE but it is determined that there is no primary beneficiary.

Warranty Liability
Estimated warranty costs are recognized at the time we sell our products and included in cost of revenue. We use historical failure rates and costs to repair product defects during the warranty period, together with information on known products to estimate the warranty liability. The ultimate amount payable and the timing will depend on actual failure rates and the actual cost to repair. We review our warranty provision quarterly and record adjustments to our assumptions based on the latest information available at that time. Since a number of our products are new in the market, historical data may not necessarily reflect actual costs to be incurred, and this exposes the Company to potentially significant fluctuations in liabilities and our statement of operations. New product launches require a greater use of judgment in developing estimates until claims experience becomes available.  Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch.  We generally record warranty expense for new products upon shipment using a factor based upon historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter. Adjustments to and estimated future direct warranty costs are accrued and charged to cost of revenue in the period when the related revenues are recognized while indirect warranty overhead salaries and related costs are charged to cost of revenue in the period incurred.

Revenue Recognition
The Company recognizes revenue upon transfer of title and risk of loss, generally when products are shipped provided there is (1) persuasive evidence of an arrangement, (2) there are no uncertainties regarding customer acceptance, (3) the sales price is fixed or determinable and (4) management believes collectibility is reasonably assured.

The Company recognizes service revenue from research and development arrangements based on the contracts and the ability of the Company to measure its performance. Depending on the contract, revenues may be recognized using the milestone, percentage of completion, or completed contract methods of accounting. All costs incurred related to revenue earned from research and development contracts are recorded as research and development expense as incurred.

Inventories
The Company’s inventories consist of the Company’s fuel system products (finished goods), work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost and net realizable value.  Cost is determined based on the lower of weighted average cost or first-in, first-out and net realizable value.  The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour and production overhead including depreciation.  The Company provides inventory write-downs based on excess and obsolete inventories determined primarily by future demand forecasts. In addition, the Company records a liability for firm, noncancelable, and unconditional purchase commitments with manufacturers for quantities in excess of the Company’s future demand forecast consistent with its valuation of excess and obsolete inventory

Property, Plant and Equipment and Intangible Assets
We consider whether or not there has been an impairment in our long-lived assets, such as equipment, furniture and leasehold improvements and intangible assets, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If such assets are not recoverable, we are required to write down the assets to fair value. When quoted market values are not available, we use the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value to determine whether or not a write down is required.

Impairment of property, plant and equipment

During the year ended December 31, 2016, the Company recorded an impairment charge of $2.7 million. The impairment resulted primarily from the write-down of engineering test equipment. The method used to determine the fair value of the equipment was based on utilization of assets and was recorded in the Corporate and Technology segment.

Intangible assets

Based on the revenue and operating results and decline in the oil price, the Company concluded there were impairment indicators as of November 30, 2016 and November 30, 2015 requiring the performance of a long-lived assets impairment test for customer contracts, technology and other intangibles. The Company completed its assessments at November 30, 2016 and November 30, 2015 respectively and concluded that intangible assets were not impaired.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

 (a)    New accounting pronouncements adopted in 2016:

Going Concern:

In August 2014, the FASB issued ASU 2014-15. Presentation of Financial Statements - Going Concern provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern, along with the required disclosures.

(b)     Change in accounting policy:

As previously noted, CWI changed its method for determining its warranty liability to exclude, from the estimated cost to settle claims, the parts margin it expects to earn on parts sold and used to service warranty claims. These changes were accounted for as change in accounting policy and the comparative balances were restated on a retrospective basis. The Company's income from investments, accumulated deficit and long-term investments balances have been adjusted to reflect this change in accounting policy.

(c)    New accounting pronouncements to be adopted in the future:

Revenue:

In May 2014, Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue From Contracts With Customers (“Topic 606”). Topic 606 removes inconsistencies and weaknesses in revenue accounting requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets, provides more useful information to users of financial statements through improved disclosure requirements and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Topic 606 is effective for public entities with reporting periods beginning after December 15, 2017. The Company is evaluating the impact of this new standard to the financial statements.

Simplifying the Measurement of Inventory (Topic 330): Inventory

In July 2015, the FASB issued ASU 2015-11, which requires an entity to measure inventory at the lower of cost or net realizable value, which consists of the estimated selling prices in the ordinary course of business, less reasonably predictable cost of completion, disposal, and transportation. For public entities, the updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The guidance is to be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Company does not anticipate a material impact to the Company’s financial statements as a result of this change.

Leases (Topic 842)

In February 2016, the FASB issued ASU 2016-02, which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those years for public business entities with early adoption permitted. The Company has not yet evaluated the impact of the adoption of this new standard.

Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments

In August 2016, the FASB issued ASU 2016-15, which provides cash flow classification guidance on eight specific cash flow issues to reduce diversity in practice for which authoritative guidance did not previously exist. ASU 2016-15 is effective for public entities in annual and interim periods in fiscal years beginning after December 15, 2017, with early adoption permitted. The Company does not anticipate a material impact to the Company's financial statements as a result of this change.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis such that appropriate decisions can be made regarding public disclosures. As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (“Exchange Act”).

The CEO and CFO have concluded that as of December 31, 2016, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein and accumulated and reported to management to allow timely discussions regarding required disclosures.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Exchange Act. Our internal control over financial reporting is designed under our supervision, and affected by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with U.S. GAAP and the requirements of the SEC, as applicable. There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

All internal control systems, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under potential future conditions, regardless of how remote. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management, including the CEO and CFO, has evaluated the effectiveness of our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, in relation to criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management has determined that our internal control over financial reporting was effective as of December 31, 2016.

KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2016. KPMG's audit report on effectiveness of internal control over financial reporting is included in the consolidated financial statements of this filing.

SUMMARY OF QUARTERLY RESULTS AND DISCUSSION OF THE QUARTER ENDED DECEMBER 31, 2016

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, acquisitions, product launch dates, research and development project cycles, timing of related government funding, impairment charges, stock-based compensation awards and foreign exchange impacts. Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.

The following table provides summary unaudited consolidated financial data for our last eight quarters:

Selected Consolidated Quarterly Operations Data (unaudited and adjusted note (5))

Three months ended	31-Mar-15	30-Jun-15	30-Sep-15	31-Dec-15	31-Mar-16	30-Jun-16	30-Sep-16	31-Dec-16
(expressed in millions of United States dollars except for per share amounts)						(1)
Product revenue	$27.0	$24.6	$21.3	$24.9	$23.5	$44.0	$73.5	$79.5
Service and other revenue	1.0	3.2	1.0	0.2	0.5	0.4	2.6	0.9
Total revenue	28.0	27.8	22.3	25.1	24.0	44.4	76.1	80.4
Cost of product and parts revenue (2)	23.1	18.6	21.5	22.1	17.6	34.4	62.8	61.8
Gross margin	$4.9	$9.2	$0.8	$3.0	$6.4	$10.0	$13.3	$18.6
Gross margin percentage	17.5%	33.1%	3.6%	12.0%	26.7%	22.5%	17.5%	23.1%
Net income (loss) for the period (5)	$(17.4)	$(20.1)	$(37.2)	$(24.5)	$(24.6)	$3.7	$(33.5)	$(43.2)
EBITDA (3)	$(11.9)	$(14.4)	$(32.3)	$(20.5)	$(19.3)	$10.6	$(24.0)	$(31.6)
Adjusted EBITDA (4)	$(9.4)	$(7.3)	$(9.6)	$(13.5)	$(11.9)	$(10.3)	$(7.8)	$(9.1)
Earnings (loss) per share
Basic	$(0.27)	$(0.31)	$(0.58)	$(0.38)	$(0.38)	$0.05	$(0.31)	$(0.43)
Diluted	$(0.27)	$(0.31)	$(0.58)	$(0.38)	$(0.38)	$0.04	$(0.31)	$(0.43)
Income from unconsolidated joint ventures:
CWI net income attributable to the Company (5)	$5.7	$3.8	$3.7	$3.1	$0.5	$1.5	$2.8	$0.8
WWI net income attributable to the Company	$0.3	$0.1	$0.1	$0.5	$0.2	$—	$—	$—

(1) Includes the one month period of results from the merger with Fuel Systems and a bargain purchase gain of $42.9 million for the three months ended June 30, 2016, and further reduced by $7.1 million to $35.8 million for the three months ended December 31, 2016.

(2) The Company has modified current and prior quarters' gross margin to include manufacturing depreciation in cost of sales, which is the presentation historically applied by Fuel Systems that the Company has elected to adopt for the entire group.

(3) The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to U.S. GAAP. See non-GAAP measures for more information.

(4) The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Westport Fuel Systems defines Adjusted EBITDA as EBITDA adjusted for amortization of stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. See non-GAAP measures for more information.
(5) The Company's income from investments, retained earnings and long-term investments have also been adjusted to reflect a change in accounting policy in its joint venture, CWI. See consolidated financial statements note 8(a).

THREE MONTHS ENDED DECEMBER 31, 2016 AND 2015

Our consolidated revenue for the three months ended December 31, 2016 was $80.4 million, a increase of $55.3 million, or 220.3%, from $25.1 million for the three months ended December 31, 2015. The increase in revenue was primarily a result of the merger with Fuel Systems.

Our consolidated net loss for the three months ended December 31, 2016 was $43.2 million, or a loss of $0.43 per share compared to a net loss of $24.5 million, or a loss of $0.38 per share, for the three months ended December 31, 2015. The increase in net loss primarily relates to higher operating costs in 2016 as a result of the merger, an adjustment to the bargain purchase gain recorded in the fourth quarter of 2016 and lower income from investments.

Non-GAAP Measures:

We use certain non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed in U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
EBITDA
The term EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP financial measure. The Company defines EBITDA as loss before income taxes adjusted for interest expense (net) and depreciation and amortization.
Management believes that EBITDA is an important indicator commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance and ability. The intent is to provide additional useful information to investors and analysts and such measures do not have any standardized meaning under U.S. GAAP. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. Other issuers may define EBITDA differently.

Three months ended	31-Mar-15	30-Jun-15	30-Sep-15	31-Dec-15	31-Mar-16	30-Jun-16	30-Sep-16	31-Dec-16
Loss before income taxes	$(16.9)	$(19.5)	$(37.0)	$(25.1)	$(24.7)	$4.2	$(32.3)	$(39.8)
Interest Expense, net (1)	1.4	1.6	1.4	1.3	2.3	2.7	3.1	4.3
Depreciation	3.6	3.5	3.3	3.3	3.1	3.7	5.2	3.9
EBITDA	$(11.9)	$(14.4)	$(32.3)	$(20.5)	$(19.3)	$10.6	$(24.0)	$(31.6)

(1) Interest expense, net is defined as the aggregate of bank charges, interest, and other, interest on long term-debt and amortization of discount.

EBITDA decreased by $6.6 million from a loss of $24.0 million for the three months ended September 30, 2016 to a loss of $31.6 million in the three months ended December 31, 2016 primarily as a result of an adjustment to the bargain purchase gain recorded in the fourth quarter of 2016 and lower income from investments.

Non-GAAP Measures continued:

Adjusted EBITDA

The terms EBITDA and Adjusted EBITDA are not defined under U.S. GAAP and are not measures of operating income, operating performance or liquidity presented in accordance with U.S. GAAP.

Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational performance since it ties closely to the unit’s ability to generate sustained cash flows.

The Company defines Adjusted EBITDA as EBITDA adjusted for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other unusual adjustments. Adjusted EBITDA has limitations as an analytical tool, and when assessing the Company’s operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect the Company’s actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. The Company compensates for these limitations by relying primarily on its U.S. GAAP results.

Three months ended	31-Mar-15	30-Jun-15	30-Sep-15	31-Dec-15	31-Mar-16	30-Jun-16	30-Sep-16	31-Dec-16
EBITDA	$(11.9)	$(14.4)	$(32.3)	$(20.5)	(19.3)	10.6	(24.0)	(31.6)
Stock based compensation	3.4	4.7	3.3	3.5	4.0	2.3	2.9	1.2
Unrealized foreign exchange (gain) loss	(2.9)	(1.2)	(8.0)	0.5	1.3	4.1	(7.1)	8.1
Goodwill impairment	—	—	18.7	—	—	—	—	—
Asset impairment	—	3.3	—	—	—	—	—	2.7
Inventory impairment from product line closure	—	—	5.5	—	—	—	4.3	1.3
Bargain purchase gain	—	—	—	—	—	(42.9)	—	7.1
Merger and financing costs	—	—	3.2	1.3	2.1	4.5	0.4	—
Amortization fair value inventory adjustment recorded on acquisition	—	—	—	—	—	0.7	1.9	—
(Gain) loss on sale of investments	—	—	—	—	—	6.3	(3.9)	(0.3)
Loss on disposal of assets	—	—	—	0.8	—	—	—	—
Restructuring, termination and other exit costs	—	—	—	—	—	—	17.5	1.5
Other	2.0	0.3	—	1.0	—	4.1	0.2	0.9
Adjusted EBITDA	$(9.4)	$(7.3)	$(9.6)	$(13.5)	(11.9)	(10.3)	(7.8)	(9.1)

(1) The Company's income from investments, retained earnings and long-term investments have also been adjusted to reflect a change in accounting policy in its joint venture, CWI. See consolidated financial statements note 8(a).

RELATED PARTY TRANSACTIONS

Related party balances and transactions have increased due to the Cartesian financing and acquisition of Fuel Systems. See Note 20 of the Consolidated financial statements as at December 31, 2016 for details of related party transactions.

SUBSEQUENT EVENTS

On March 24, 2017, the Company renegotiated its €10.0 million senior revolving financing facility with annual payments on the principal ranging from €0.7 million to €2.2 million until the loan is paid off in full on December 31, 2022. See note 15(b) of the consolidated financial statements for details.

BUSINESS RISKS AND UNCERTAINTIES

An investment in our business involves risk and readers should carefully consider the risks described in our AIF and other filings on www.sedar.com and www.sec.gov. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks discussed in our AIF, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties discussed in our AIF may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects. A full discussion of the risks impacting our business is contained in the AIF for the year ended December 31, 2016 under the heading “Risk Factors” and is available on SEDAR at www.sedar.com.